Filed Pursuant to Rule 433(b)
Issuer Free Writing Prospectus
Registration No. 333-217582
July 12, 2017

Air Industries Group (“AIRI” or the “Company”) has filed a final prospectus dated July 7, 2017 with the U.S. Securities and Exchange Commission (the “SEC”) for the offering of common stock by the Company to which this communication relates. You should read the final prospectus, together with the Registration Statement on Form S-1, and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents free of charge by visiting the SEC online database (EDGAR) on the SEC’s website at www.sec.gov.

As part of the offering, 1,294,441 shares of Series A Convertible Preferred Stock (the “Series A Preferred Stock”) were to be automatically converted upon consummation of the offering into 8,629,606 shares of common stock at a conversion price of $1.50 per share, the public offering price (the “Series A Preferred Stock Conversion”). However, we have been advised by the NYSE MKT (the “Exchange”), the exchange upon which our common stock is listed, that the Series A Preferred Stock Conversion requires stockholder approval since it would result in the issuance of 20% or more of the shares of common stock outstanding at the time the shares of Series A Preferred Stock were initially issued in May of 2016.

In order to complete the offering, on July 12, 2017, the Company will file an amendment to its Certificate of Designation relating to the Series A Preferred Stock with the Secretary of State of the State of Nevada to, among other things, (1) eliminate the liquidation preference and the dividends rights relating to the Series A Preferred Stock and (2) provide for the automatic conversion of all of the 1,294,441 shares of Series A Preferred Stock into 8,629,606 shares of common stock of the Company at a conversion price of $1.50 per share upon stockholder approval of such issuance.

The Company will promptly solicit the holders of its common stock for approval of the Series A Preferred Stock Conversion and intends to obtain such requisite approval within 60 days from the date hereof. Two of the Company’s directors, Michael N. Taglich and Robert F. Taglich, who beneficially own approximately 36.68% of our outstanding common stock prior to the consummation of the offering, have indicated that they intend to vote for approval of the Series A Preferred Stock Conversion.

As a result of the foregoing, immediately after giving effect to the offering, approximately 13,444,103 shares of common stock of the Company (as opposed to approximately 22,073,709 shares of common stock) will be outstanding and 1,294,441 shares of Series A Preferred Stock will remain outstanding until the requisite stockholder approval (as described above) has been obtained. The Series A Preferred Stock will rank equal to the common stock of the Company with respect to dividend rights and rights upon voluntary or involuntary liquidation, dissolution or winding up of the Company. Upon receipt of the requisite stockholder approval and the Series A Preferred Stock Conversion, the Company expects that approximately 22,073,709 shares of common stock of the Company, and no shares of Series A Preferred Stock, will be outstanding.

The Company’s final prospectus, dated July 7, 2017 is available at the following link:
https://www.sec.gov/Archives/edgar/data/1009891/000156761917001389/s001757x12_424b4.htm.

Alternatively, you may obtain a copy of the prospectus and any other publicly available documents from the Company by calling (631) 881-4913 or from Roth Capital Partners, LLC, 888 San Clemente, Newport Beach, California 92660, Attn: Equity Capital Markets, via telephone at (800) 678-9147 or via email at rothecm@roth.com.

ABOUT AIR INDUSTRIES GROUP

Air Industries Group (AIRI) is an integrated manufacturer of precision equipment assemblies and components for leading aerospace and defense prime contractors. Air Industries operates in three segments: Complex Machining of aircraft landing gear and flight controls, Aerostructures & Electronics, and Turbine & Engine products.